PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

06018775

SUPPL

16th November 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING RECEIVED NOV 2 2 2006 WASH. D.C. 160 SECTION

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 16th November 2006:

"Mauritania Update"
"Vietnam Drilling Update"

Yours faithfully

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

dlw 11/28

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Mauritania update

Premier notes that the operator of the Chinguetti field, Woodside, has today given a presentation to investors which includes an interim update on the Chinguetti field reserves (Premier 8.12%).

The operator's estimate of proven and probable reserves of 53 MMbbls, and contingent resources of a further 24 MMbbls is consistent with recent estimates provided by joint venturers and independent consultants. A further reserve update is expected to be provided by the operator in February 2007.

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier" or "the Company")

Drilling update

Vietnam

Premier Oil is very pleased to announce it has successfully completed drilling and logging of the Blackbird discovery well (12E-CS-1X) on Block 12E in Vietnam. The well drilled a large tilted fault block, 21 kms to the south-west of the recent successful wells in the Dua Field and updip of a previous well (12E-LK-1X) that had good oil shows. The well was drilled to a total depth (TD) of 4,058 metres.

The Blackbird well has discovered four oil bearing intervals in the main Middle Dua target. These have been wireline logged with oil samples recovered for further evaluation. In excess of 70 metres of net pay has been intersected. Preparations are ongoing for Drill Stem Tests over a number of intervals.

Simon Lockett, Premier's Chief Executive, commented:

"We are delighted to announce the success of our second high impact well in Vietnam this year, and expect the results of the Drill Stem Tests to be known within the next 10 days. The result is very encouraging for the potential commerciality of the Blackbird structure and will help us de-risk follow-up prospects on Blocks 12E & 12W including Peacock, Falcon and Quit. Work will begin as soon as possible on appraisal and conceptual pre-development studies for the Blackbird and Dua discoveries, together with new exploration on this acreage.

The focus of Premier's high-impact campaign now switches to India and the UK where the Masimpur-3 and Peveril operated wells are due to spud before year end."

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

Notes for editors:

On completion of the previously announced farmout agreement, Premier (as operator) will hold a 37.5% interest in Block 12E. The other partners will be Santos (37.5%) and Delek Energy (25%).